UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-41401

Prenetics Global Limited

11401 Granite St. Charlotte, NC 28273 USA	Unit 703-706, K11 Atelier 728 King’s Road, Quarry Bay Hong Kong

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  Form 40-F

EXPLANATORY NOTE

May 29, 2025 - Prenetics Global Limited (“Company”) hereby announces that the term of a member of the Company’s Board of Directors (“Board”), Ms. Winnie Chiu Wing Kwan, who is a member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Government Committee of the Company has ended on May 17, 2025 and will not be renewed.

The decision did not arise or result from any disagreement between Ms. Chiu and the Company.

The Company extends its gratitude to Ms. Chiu for her contribution to the Company during her tenure.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Lo Hoi Chun
	Name:	Lo Hoi Chun
	Title:	Chief Financial Officer

Date: May 29, 2025